UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-40008

E-Power Inc.

Room 703, West Zone, R&D Building
Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road

Zhangdian District, Zibo City, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry Into a Material Definitive Agreement

On June 16, 2026, E-Power Inc., an exempted company with limited liability formed in the Cayman Islands (the “Company”), entered into a subscription agreement (the “Subscription Agreement”) with a certain purchaser (the “Purchaser”). Pursuant to the Subscription Agreement and in reliance on Rule 902 of Regulation S (“Regulation S”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Purchaser agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to the Purchaser, an aggregate of 15,841,585 Class A ordinary shares, par value US$0.0001 per share, of the Company (the “Class A Ordinary Shares”), at a purchase price of $1.01 per share, for an aggregate purchase price of $16,000,000.85. The Purchaser represented that it was not a resident of the United States and was not a “U.S. person” as defined in Rule 902(k) of Regulation S and was not acquiring the Class A Ordinary Shares for the account or benefit of any U.S. person.

The closing of the transactions contemplated by the Subscription Agreement is expected to take place on or about June 26, 2026, or on such other date the Company and the Purchaser may agree upon in writing. The entry into the Subscription Agreement and the transaction contemplated thereby have been approved by the Company’s board of directors.

The foregoing description of the Subscription Agreement is qualified in its entirety by reference to the full text of the Subscription Agreement, a form of which is attached hereto as Exhibit 10.1.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Subscription Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

E-Power Inc.

Date: June 23, 2026	By:	/s/ Haiping Hu
	Name:	Haiping Hu
	Title:	Chief Executive Officer

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